July 11, 2007

VIA EDGAR and Facsimile (202-772-9203)

Ms. Yong Kim
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re: Connecticut Water Service, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-08084

Dear Ms. Kim:

     As you discussed with Ted Whittemore of Murtha Cullina LLP of Hartford, Connecticut earlier today, Connecticut Water Service, Inc. hereby advises you that, in response to the July 9, 2007 comment letter of the SEC’s Division of Corporation Finance, it intends to submit a written reply letter on or before Friday, August 10, 2007.

     If you have any questions regarding this letter, please feel free to contact Mr. Whittemore by electronic mail at: ewhittemore@murthalaw.com or by telephone at (860) 240-6075 or to contact me directly by electronic mail at: dbenoit@ctwater.com or by telephone at (860) 669-8630 (extension 3030).

Regards,
       /s/ David C. Benoit
David C. Benoit
Vice President — Finance, Chief
Financial Officer and Treasurer

cc: Ted Whittemore Mark Fagan